

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2010

via U.S. mail and facsimile

Kevin Kreisler, Chief Executive Officer
Ecosystem Corporation
One Penn Plaza, Suite 1612
New York, NY   10119

> **RE: Ecosystem Corporation**
> **Form 10-K, Amendment 2 for Fiscal Year Ended December 31, 2008**
> **Filed July 8, 2010**
> **File No. 0-32143**

Dear Mr. Kreisler:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2008

General

1. We note the reference in your Exchange Act reports to an "Early Adopter License Agreement (the EALA) involving use of several of GS CleanTech's technologies." You indicate that the EALA calls for the payment of royalties to GS CleanTech equal to 10% of EcoSystems pre-tax net income and that "GS CleanTech is a wholly-owned subsidiary of GreenShift Corporation, which company is majority owned by our majority shareholder, Viridis Capital, LLC," whose managing member, Kevin Kreisler, is also your Chairman and CEO. It is unclear why this agreement is not filed and why Business and Management's Discussion and Analysis do not address the technologies, the status of any payments involving their use, or current or planned operations that would generate such payments. We note in this regard the statement that "EcoSystem shall provide all of the capital resources needed to build bench, pilot

and commercial scale facilities based on these technologies under the EALA," but it is unclear where the company plans to obtain such capital resources given the company's liquidity position and accumulated deficit.

Financial Statements
General

2. We note you have restated your financial statements for the periods ended December 31, 2008 and December 31, 2007. However, we do not see where you filed an Item 4.02 Form 8-K disclosing such restatement. Please refer to the instructions of Form 8-K and file any required Item 4.02 Form 8-K as soon as possible or tell us why you believe such filing is not required.

Form 10-K/A for the Fiscal Year Ended December 31, 2009
Financial Statements
Report of Independent Registered Public Accounting Firm, page 15

3. We note that your audit was conducted in accordance with the "auditing" standards of the PCAOB. Please advise your independent accountant that their report should indicate their audit was conducted in accordance with the standards of the PCAOB as discussed in PCAOB Auditing Standard One or advise.

Section 302 Certifications

4. We note that your Section 302 certifications did not comply with the language required by Item 601(31) of Regulation S-K in the following respects:
    - you have omitted paragraph 4(b) as defined in Item 601(31) of Regulation S-K
    - your currently labeled paragraph 4(b) should be paragraph 4(c)
    - your currently labeled paragraph 4(c) should be removed as it is a duplicate of paragraph 4(d)

5. Please revise your certifications to address the issues above.

You may contact Blaise Rhodes (202) 551-3774 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

Please contact Susann Reilly at (202) 551-3236 or James Lopez at (202) 551-3536 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: Kevin Kreisler, President
        Via facsimile to (646) 572-6336